Explanation of Responses:
(1)	Shares received upon the vesting of restricted stock units.
(2)
Represents shares received or that will be received in respect of performance-based restricted stock units granted on March 31, 2018. Each performance-based restricted stock unit became vested on March 31, 2021, which was the later of (i) the third anniversary of the grant date, and (ii) the date the compensation committee certified the achievement of the applicable performance objectives in accordance with the underlying award agreement. The compensation committee certified the achievement of the applicable performance objectives on March 31, 2021. Vested shares will be delivered to the reporting person not later than 60 days following the vesting date.

(3)	Each restricted stock unit represents a contingent right to receive one share of common stock of Ryerson Holding Corporation (the “Company”).
(4)	The restricted stock units reported as disposed herein were settled for shares of common stock of the Company.
(5)
On March 31, 2018, the reporting person was granted 2,000 restricted stock units, of which 666 vested on March 31, 2019, 666 vested on March 31, 2020 and 668 vested on March 31, 2021. Vested shares will be delivered to the reporting person not later than 60 days following such vesting dates.

(6)
On March 31, 2019, the reporting person was granted 2,475 restricted stock units, of which 825 vested on March 31, 2020 and 825 vested on March 31, 2021. Of the remaining unvested restricted stock units, 825 will vest on March 31, 2022. Vested shares will be delivered to the reporting person not later than 60 days following such vesting dates.

(7)
On March 31, 2020, the reporting person was granted 3,300 restricted stock units, of which 1,100 vested on March 31, 2021. Of the remaining unvested restricted stock units, 1,100 will vest on March 31, 2022 and 1,100 will vest on March 31, 2023. Vested shares will be delivered to the reporting person not later than 60 days following such vesting dates.

(8)
On March 31, 2021, the reporting person was granted 4,950 restricted stock units, of which 1,650 will vest on March 31, 2022, 1,650 will vest on March 31, 2023 and 1,650 will vest on March 31, 2024. Vested shares will be delivered to the reporting person not later than 60 days following such vesting dates.

(9)
On March 31, 2021, the reporting person was granted 7,500 stock options, pursuant to which 10%, 20%, 30% and 40% of the stock options are eligible to vest on each of the first, second, third and fourth anniversary of the grant date, respectively, subject to the reporting person’s continued employment with the Company through the applicable vesting date; provided, however, that the stock options will only become exercisable in the event that the average closing price of the Company’s common stock during any consecutive 45 trading days within such year is equal to or greater than the respective target price for each year as set forth in the grant agreement, such target price equal to a 10% cumulative increase each year relative to the average closing price of the Company’s common stock during the five trading days immediately preceding the date of grant. Any options that do not vest on a specified vesting date will remain eligible to vest on the fifth anniversary of the grant date, if the average closing price of the Company’s common stock during any consecutive 45 trading days within such year is equal to or greater than the target price for such year, subject to the reporting person’s continued employment with the Company through such date.